Exhibit 99.2

Limited Review Report—Standalone Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the ‘Company’) for the quarter ended June 30, 2017 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, Interim Financial Reporting (Ind AS 34) prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

The comparative Ind AS financial information of the Company for the corresponding quarter June 30, 2016 were reviewed by the predecessor auditor, who issued an unmodified review report on those financial information on July 26, 2016.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Kaustav Ghose

Partner

Membership No.: 57828

Place: Hyderabad

Date: July 27, 2017

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2017

All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year ended
		30.06.2017	31.03.2017	30.06.2016	31.03.2017
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations (inclusive of excise duty)	20,721	22,860	21,507	95,868
	b) License fees and service income	64	174	41	413
	c) Other operating income	112	567	89	917
	Total revenue from operations (inclusive of excise duty)	20,897	23,601	21,637	97,198
2	Other income	488	595	3,918	5,912
	Total income (1 + 2)	21,385	24,196	25,555	103,110
3	Expenses
	a) Cost of materials consumed	4,931	3,830	4,936	18,176
	b) Purchase of traded goods	1,188	1,686	1,594	6,715
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(392)	1,691	(1,251)	19
	d) Employee benefits expense	4,505	3,723	4,684	18,033
	e) Selling expenses	2,783	2,388	2,521	9,985
	f) Depreciation and amortisation	1,910	1,896	1,725	7,351
	g) Finance costs	164	158	126	572
	h) Other expenditure	6,398	7,190	6,795	26,814
	Total expenses	21,487	22,562	21,130	87,665
4	Profit / (loss) before tax (1 + 2 - 3)	(102)	1,634	4,425	15,445
5	Tax expense
	a) Current tax	—	(774)	894	1,826
	b) Deferred tax	(29)	178	(560)	(222)
6	Net profit / (loss) for the period / year (4 - 5)	(73)	2,230	4,091	13,841
7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(2)	(38)	(3)	(31)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	—	15	—	15
	b) (i) Items that will be reclassified to profit or loss	110	717	(140)	475
	(ii) Income tax relating to items that will be reclassified to profit or loss	(38)	(47)	19	(51)
	Total other comprehensive income	70	647	(124)	408
8	Total comprehensive income (6 + 7)	(3)	2,877	3,967	14,249
9	Paid-up equity share capital (face value Rs. 5/- each)	829	829	828	829
10	Other equity				115,177
11	Earnings per equity share (face value Rs. 5/- each)
	- Basic	(0.44)	13.46	24.13	83.05
	- Diluted	(0.44)	13.44	24.07	82.88
		(Not annualised )	(Not annualised )	(Not annualised )

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment Information

All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year ended
		30.06.2017	31.03.2017	30.06.2016	31.03.2017
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue (inclusive of excise duty):
	a) Pharmaceutical Services and Active Ingredients	4,679	5,786	5,248	22,564
	b) Global Generics	17,379	18,814	17,920	80,277
	c) Proprietary Products	27	417	—	417
	Total	22,085	25,017	23,168	103,258
	Less: Inter-segment revenue	1,188	1,422	1,531	6,066
	Add: Other unallocable income	—	6	—	6
	Total revenue from operations	20,897	23,601	21,637	97,198
2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(651)	(598)	(743)	(1,446)
	b) Global Generics	1,600	1,795	3,865	17,817
	c) Proprietary Products	(1,046)	(679)	(750)	(3,124)
	Total	(97)	518	2,372	13,247
	Less: (i) Finance costs	164	158	126	572
	(ii) Other un-allocable expenditure / (income), net	(159)	(1,274)	(2,179)	(2,770)
	Total profit before tax	(102)	1,634	4,425	15,445

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. We have received Establishment Inspection report from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.

3.	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 27 July 2017.

4.	The comparative results for the quarter ended 30 June 2016 were reviewed by the predecessor auditors. An unmodified report has been issued by them thereon.

5.	The results for the quarter ended 30 June 2017 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 July 2017	Co-Chairman & Chief Executive Officer